

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 18, 2010

<u>Via U.S. Mail</u>

Mr. S. David Passman, Chief Executive Officer
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, Georgia 31901

> **Re:** **Carmike Cinemas, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 2, 2010**
> **Form 8-K filed August 2, 2010**
> **File No. 000-14993**

Dear Mr. Passman:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Quarterly report on Form 10-Q for the quarter ended June 30, 2010

Notes to Condensed, Consolidated Financial Statements, page 6
Note 4 – Income Taxes, page 8

1. It appears from the disclosures on page 8 that the company has had a change of method in computing income taxes from the annual effective rate method to the discrete effective rate method. However, as ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5, we are unclear as to the method the company is using. Your disclosure indicates that you calculate income taxes in interim periods using the discrete effective tax rate applied to year to date income. Please tell us how your calculation of interim taxes complies with ASC 740-270-25-2 and ASC 740-270-30-5. We may have further comment upon receipt of your response.

Form 8-K filed August 2, 2010

2. We refer to the reconciliation of Adjusted EBITDA on the last page of Exhibit 99.1. We further note from "Supplemental Financial Measures" that the company uses Adjusted EBITDA as a measure of its operating performance, however, the company has reconciled this measure to operating income rather than net income, which would be the most comparable US GAAP measure. Please revise future filings to reconcile the non-GAAP measure Adjusted EBITDA to the company's net income, the most comparable GAAP measure, for each period presented. Refer to the guidance outlined in Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures issued January 15, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the

Mr. S. David Passman, CEO
Carmike Cinemas, Inc.
October 18, 2010
Page 3

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief